Total Income+ Real Estate Fund

Resolutions

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby authorizes the Trust to obtain and maintain a fidelity bond, in the form of an investment company blanket bond, against larceny and embezzlement, covering each officer and employee of the Trust; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, giving due consideration, as required by rule 17g-1(d) under the 1940 Act, to all relevant factors, including but not limited to the type and terms of custody of such assets and the nature of the securities in the Fund’s portfolio, authorizes a fidelity bond upon the terms as discussed at this Meeting; and

FURTHER RESOLVED, that the officers of the Trust are authorized to increase the amount of the fidelity bond from time to time to ensure adequate coverage based upon all relevant factors, including the value of the Trust’s assets, to enable the Trust to remain in compliance with the 1940 Act, including rule 17g-1(d) thereunder; and

FURTHER RESOLVED, that for purposes of rule 17g-1(h) under the 1940 Act, the President and Secretary of the Trust are each authorized to make all necessary filings with the SEC and give all notices and information with respect to such fidelity bond as required under rule 17g-1(g) under the 1940 Act;